Filed by Energy Transfer Partners, L.P.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Sunoco, Inc.

Commission File No.: 1-06841

Q1 2012 Earnings Call

Company Participants

•	Martin Salinas

•	Marshall S. McCrea

Other Participants

•	Cathleen King

•	Louis Shamie

MANAGEMENT DISCUSSION SECTION

Operator

Good day, ladies and gentlemen, and welcome to the Energy Transfer First Quarter 2012 Earnings Conference Call. Presently, all participants are in listen-only mode. Later, we will facilitate a question-and-answer session. [Operator Instructions]

At this time, I would now like to turn the conference over to your presenter for today, Mr. Martin Salinas. Sir you may proceed.

Martin Salinas

Thank you, operator, and good morning, everyone. Welcome to our first quarter 2012 earnings call. With me today are Kelcy, Mackie, John McReynolds and other members of our management team, who are available to answer your questions after our prepared remarks.

Now, let me start by saying about a year ago, we set out on a mission to expose to the movement of heavier hydrocarbons with the first major step being the Louis Dreyfus acquisition in May of [2011] and every quarter since then, we’ve made significant strides towards meeting that goal and this quarter is certainly no exception. Not only did we complete the Southern Union acquisition, which gives us improved access in the Permian basin, but also expanded opportunities around its asset network, but we also announced ETP’s pending acquisition of Sunoco, a transaction we are certainly excited about.

Today, I’ll start with a brief update on these two transactions and some other growth initiatives we continue to pursue as we look to meet our producers’ needs for midstream services across our expanding platform.

Now I’ll go into the first quarter results for both of – each of ETP, ETE and now Southern Union before taking your questions. Our earnings releases, which were issued yesterday after the market closed, are available on our website and we intend to file our quarterly reports on Form 10-Q today. I’ll also remind you that during the call I’ll make forward looking statements within the meaning of section 21E of the SEC Act of 1934, based on our beliefs as well as certain assumptions and information available to us.

I’ll also refer to adjusted EBITDA and distributable cash flow, or DCF, which are non-GAAP financial measures. Reconciliations of net income to adjusted EBITDA and DCF are provided on our website for your reference.

To kick things off, let’s first talk about our recent announcement to acquire Sunoco including its equity interest in Sunoco Logistics. And as we discussed on our call last week, ETP will acquire 100% of Sunoco’s outstanding common stock for approximately $5.3 billion. Sunoco shareholders will have the option to receive either cash, ETP common units or a combination of the two subject to proration and the total consideration will consist of 50% cash and 50% ETP common units.

Once closed, ETP will become one of the largest and most diversified energy MLPs in the United States with a strong presence in NGLs, crude oil and refined products, transportation, terminalling and logistics, with a majority of the cash flow supported by long-term fee-based contracts. This transaction will allow us to provide our customers with a full suite of capabilities in key geographic locations across the U.S. It creates definitely a best-in-class natural gas, crude oil, NGL and refined product logistics platform, a competitive platform that will generate significant value to our unit holders immediately and over the long term. And integration is well underway. We are already meeting with Sunoco and Sunoco Logistics management teams to work on commercial and operational synergies and integration teams have been assembled to begin looking at ways to incorporate Sunoco’s operation into ours. The transaction is subject to Sunoco shareholder approval as well as HSR and other regulatory approvals and is expected to close late in the third quarter or early fourth quarter of this year.

Now shifting to Southern Union, and I’d like to make a few comments about the transaction, which closed on March 26th. As you’ll recall, Southern Union shareholders have the option to elect $44.25 per share in cash, or one time ETE common units, subject to caps on both cash and units. The final election was approximately 54% cash and 46% ETE common units and the cash portion was funded with $1.45 billion of cash proceeds from the sale of Southern Union’s 50% interest in Citrus to ETP and I’ll summarize that here in a moment, but also a $2 billion 5-year term loan at ETE. The term loan was priced at LIBOR at 3% with a 0.75% LIBOR floor and was issued at a 2% discount with no mandatory amortization. We also subsequently entered into interest rate swaps to hedge or lock in the LIBOR on about 25% of the term loan. Including the impact of the interest rate swaps, the effective on the term loan is just shy of 4%.

We are very pleased to have Southern Union and its employees in the Energy Transfer family and we continue to strongly believe that this transaction will create significant value for our unit holders. And the integration process is proceeding as planned. The team is comprise of both Energy Transfer and former Southern Union employees managing all aspects of the commercial, regulatory, operational, financial, accounting, and human resources integration. And we are on track to realize at least $100 million in annual synergies we had previously mentioned if not more, once the integration is complete.

Now going forward, Southern Union will be fully consolidated by ETE and we will provide Southern Union adjusted EBITDA by segment and distributable cash flow within the ETE press release. I’d also like to highlight that Southern Union will continue to make its own SEC filings due to its outstanding public debt, which will also file today.

And moving on to other Q1 2012 events and their impact to ETP’s financial results, on January 12, ETP deconsolidated its propane business with the contribution of its heritage operations to AmeriGas for $1.46 billion of cash and roughly 29.6 million common units of AmeriGas.

The tender market value was approximately $1.2 billion as of March 31. This ownership in AmeriGas, roughly 32% of the outstanding common units, will be accounted for by the equity method in ETP’s financial statements and will also include its proportionate share of AmeriGas EBITDA in our adjusted EBITDA. Distributable cash flow will include distributions received from AmeriGas.

I’d also like to point out that this transaction resulted in a gain of approximately $1.1 billion, which has been excluded from ETP’s adjusted EBITDA and DCF calculations. Also in January, due to the proceeds from the propane transaction, we successfully tendered for roughly $750 million of ETP’s senior notes in a transaction that as we discussed previously will reduce interest expense by $55 million to $60 million on an annual basis.

As a result of this, we recognized a loss on extinguishment of debt of roughly $115 million. The loss on the debt extinguishment has been excluded from our adjusted EBITDA and DCF calculations as well. And finally, on

March the 26th, concurrent with the Southern Union acquisition, we closed on the acquisition of a 50% interest in Citrus Corp., which owns the Florida Gas Transmission pipeline system, the best interstate pipeline in the United States, for roughly $2 billion. We believe this transaction further enhances our service capabilities, allowing us to link supply areas in Texas and surrounding space with the high natural gas consuming base that Florida is. And to prove it, we signed another customer onto FGT since closing the transaction, bringing FGT’s Phase VIII total commitments to roughly 640 Bcf per day or roughly 78% of its capacity.

Similar to ETP’s interest in AmeriGas, our ownership in Citrus will be accounted for by the equity method in our financial statements and will also incorporate our proportionate share of Citrus’ EBITDA in our adjusted EBITDA and DCF as we receive distributions from Citrus.

Now let’s switch gears and give an update on some of the growth projects that we’ve announced over the past few months, starting with an update on our Eagle Ford projects. In the first quarter, our 120 Mcf a day Chisholm natural gas processing plant was completed on time and on budget. This facility, along with our Dos Hermanas, Chisholm and REM Phase I pipelines, which were already in service represent more than $400 million of Eagle Ford capital projects, which are now generating cash flow. We’re also on track to bring several additional Eagle Ford on line later this year or early 2013 with phase II of the REM pipeline, Phase I of the Jackson County processing plant and our Karnes County processing plant are all scheduled for completion in Q4 this year or the first quarter of 2013.

These pipelines, along with our Red River Gathering pipeline, which is also expected to go in service in the fourth quarter, continue our mid-stream and liquids-rich build out and provide a clear path to growth in our distributable cash flow while continuing to diversify our business.

And in our Lone Star JV, the 209,000 barrel a day West Texas Gateway NGL pipeline is currently on budget and on schedule with completion expected by first quarter of 2013 and our fractionators one and two are also currently on budget and on schedule and are also expected to be completed by first quarter of 2013 and 2014, respectively. And from a commercial perspective, we continue to increase the amount of capacity locked up under long-term contracts. Gateway is approaching 75% subscribed, Frac 1 is 100% subscribed, and Frac 2 is approximately 65% subscribed.

Now let’s talk about our first quarter results, starting with ETP. ETP’s adjusted EBITDA was $536.1 million, up almost 14% from the first quarter of last year. DCF for the quarter was $320.5 million, down almost $17 million to the same quarter a year ago, which was driven primarily by the contribution of our propane business to AmeriGas in January of this year. For the quarter, ETP will pay its unit holders $0.89375, or $3.575 on an annualized basis per unit on May 15 to our unit holders of record on May the 4th. And before turning to our segment results, I’ll remind everyone that we revised our segment reporting to focus on adjusted EBITDA instead of operating income. We believe adjusted EBITDA provides a better measure of segment performance than operating income because it removes certain non-cash items and also reflects amounts of our JVs baked into partnerships and our share of the proportionate ownership in those joint ventures.

On a segment level, I’ll begin with our Midstream segment, where Q1 2012 adjusted EBITDA was up significantly, almost 33% from Q1 2011 to $100.3 million benefiting from many of the growth projects I just mentioned that have been placed in service recently. For Q1, increased volumes, primarily as a result of increased capacity from those projects in the Eagle Ford shale resulted in increased fee-based revenues of roughly $17 million. We averaged over 0.5 Bcf a day in the Eagle Ford this quarter compared to roughly 100,000 Mcf a day this time last year. Additionally, increased volumes from assets located in Louisiana and West Virginia provided an increase in our fee-based margin of $3.6 million. These increases were offset partly by volume declines in North Texas.

Our non-fee based gross margins also increased $14 million primarily due to higher equity NGL volume offset by a slightly lower average NGL price. The increase in NGL volumes reflected higher overall production, again primarily out of the Eagle Ford Shale. And we expect our Midstream margins to continue to remain strong, not only due to the continued favorable NGL price environment, but also the increased capacity we are building and placing in service over the next couple of years. We are also feeling much stronger production volumes hitting our assets as producers continue to be successful in their drilling activities, certainly more than what we expected.

Turning our attention to the Interstate Transportation segment, adjusted EBITDA for this segment was $113 million in Q1 of this year. That’s a 41% increase from this time last year, which is primarily driven by full contribution from our FEP and Tiger pipelines. As of January, both the Tiger and FEP have completed their contractual fee ramp-ups and we are now collecting the full amount of the managed fee under contracts we have with our shippers on these two pipelines for the next 8.5 to 13.5 years.

In addition, we have – we had adjusted EBITDA of $4.3 million from our 50% of share of Citrus for the 6-day period of ownership during the quarter. As a reminder, ETP closed on the acquisition on March the 26th.

Now for our NGL Transportation and Services segment, which includes our Lone Star JV. And as a reminder, Lone Star 70% is owned by ETP and 30% by Regency. For the quarter, adjusted EBITDA was $35.2 million, which represents our 70% ownership. NGL transportation volumes averaged 151,000 barrels per day for the quarter, including approximately 135,000 barrels per day on the West Texas pipeline. West Texas pipeline volumes were up almost 5% as compared to the fourth quarter of 2011, as construction of interlink expansion projects, which will provide approximately 30,000 barrels per day of liquids take-away from West Texas until the West Texas Gateway pipeline is completed. And average NGL fractionation volumes were approximately 20,000 barrels per day for the quarter.

Looking at our Intrastate Transportation and Storage segment where adjusted EBITDA for the quarter was $192.3 million, that’s an increase of $19.5 million from Q1 of 2011. Average transportation volumes declined approximately 1.8 Bcf a day quarter-over-quarter primarily due to the continued low natural gas price environment and narrower basis differentials.

We also saw lower transportation volumes as a result of very little storage withdrawals due to the warm winter season and retained fuel revenues were down a little more than $18 million for the quarter, again due to lower volumes and gas prices. To mitigate our exposure to lower natural gas prices, we have hedged approximately 100% of our estimated net retained fuel volume at an average of price of $3.50 for the remainder of 2012 and an average price of about $3.73 for 2013.

Margin from our sales of natural gas and other activities also decreased roughly $31 million as compared to the first quarter of last year. That’s primarily driven by mark-to-market losses associated with our commercial optimization activities of $22.3 million and a decline of $6.7 million in margins for utilized third-party processing.

Cash margin from storage activities including fees were $68.9 million for the quarter, an increase of $43.2 million from 2011. During the quarter, we settled in-the-money commodity derivatives related to natural gas held at Bammel that was originally intended to be withdrawn this past winter. And as it relates to Bammel, as of March 31 we had approximately 54 Bcf in the ground managed for our own accounts, but we now expect to withdraw in late 2012/early 2013 at about an average spread of $0.95 per MMBTu.

As we turn to our propane segment, our first quarter 2012 propane adjusted EBITDA included just 11 days of activity related to the Heritage Propane business plus our share of AmeriGas adjusted EBITDA for the balance of the quarter. For Q1, our propane adjusted EBITDA was $88.8 million, a decline of $53.6 million primarily due to contribution of Heritage Propane to AmeriGas in January as well as the warmer than usual weather and a decline in average gross margin per gallon sold. And from a cash perspective, actual distributions received from AmeriGas in Q1 2012 were $22.5 million. That about wraps up the results for ETP.

Now, let’s turn our attention to capital spending, where in the first quarter 2012, we invested a total of $535 million with a majority of that spent in our Midstream and NGL segments, primarily on the Eagle Ford Shale-related projects and the NGL pipelines and fractionation projects at Lone Star.

And maintenance CapEx for the quarter came in at $24 million, of which $14 million was spent on our Midstream, Intrastate and NGL segments. $7.5 million was spent on our Interstate segment and the remainder in our Propane and other segments. As we plan for the remainder of 2012, we expect to spend between $1.8 billion and $2 billion of growth CapEx, which includes $700 million to $800 million in our Midstream segment and $1.1 billion to $1.2 billion in our NGL segment. Now, these numbers exclude $300 million to $350 million in contributions from Regency for their share of Lone Star’s growth CapEx. We also expect to spend between $90 million and $100 million on maintenance CapEx in the remainder of 2012, which includes Intrastate pipeline integrity and load connects, Interstate pipeline integrity, and maintenance in our Lone Star JV.

Now let’s move on to Southern Union’s first quarter results, and again, this is the first time we’ll be talking about this, given the acquisition occurring in March of this year. Combined adjusted EBITDA for the period from January 1st through March 31st was $222 million. This excludes a $53 million impact from acquisition-related expenses that compares in line with the $222 million for Q1 of 2011. The gathering and processing segment saw growth largely driven by higher NGL volumes with average NGLs produced up by approximately 8,000 barrels a day as compared to Q1 of 2011. Average equity NGLs also increased a little more than 1,200 barrels per day to 8,500 barrels per day during the same period last year.

Within the transportation and strorage segment, and this includes Citrus, performance was affected by lower average transportation volumes, which decreased by approximately 0.35 Bcf a day to 4.1 Bcf a day as compared to the prior year. These reduced volumes were offset by increased reservation and parking revenues. And volumes out of Florida Gas Transmission System were up more than 14% compared to the last year, again primarily driven by transportation volumes on the Phase III expansion, which was placed in service in April 2011.

And within the distribution segment, EBITDA was up by approximately $3 million, again, primarily due to rates in the New England distribution business that went into effect April 1, 2011. Now for ETE, and as we stated in our earnings release, we had several factors impacting our financial statements and operating results. Distributable cash flow, adjusted to exclude certain acquisition-related costs incurred by Southern Union and ETE, was $130.7 million for the first quarter of this year. That compares to $125.8 million in the first quarter of last year.

This only includes DCF attributable to Southern Union for the 6-day period in March, in which ETE owned Southern Union. As such, we expect to see a meaningful increase in DCF next quarter, which will include Southern Union’s performance for the full period.

ETE’s cash distributions from ETP were $151.4 million for the first quarter of 2012, compared to $153 million in 2011. And this was impacted by the IDR subsidy ETE agreed as part of ETP’s acquisition of Citrus. As a reminder, ETE agreed to forego $220 million of IDR distributions over a 4-year period or $13.75 million per quarter.

For the same period, ETE’s cash distributions from Regency were $15.5 million. That’s an increase from about 10% from last year. Distributions to ETE unit holders were $0.625 per unit on a quarterly basis. That’s $2.50 on an annual basis and will be paid on May 18th to unit holders of record on May the 4th.

And ETE remains poised to grow DCF to unit holders through not only its LP and GP ownership of ETP and Regency, but also through distributable cash flow generated by Southern Union now that the close is behind us.

With that, operator, let’s open up the lines for questions. Thank you.

Q&A

Operator

[Operator Instructions] And our first question comes from the line of Gabe Moreen with Bank of America. You may proceed.

<Q - Cathleen King>: Thanks, this is actually Cathleen King on behalf of Gabe, but good morning.

<A - Martin Salinas>: Good morning, Kathleen.

<Q - Cathleen King>: Just wanted to get some color on how we should think about the $61 million realized hedge gain that you recognized at the Intrastate segment related to storage this quarter, and also how that relates to the fact that you decided not to withdraw that gas this winter and defer it to the next winter and just how that might impact future results at that segment?

<A - Martin Salinas>: Yeah, good question. Typically, when you withdraw – when we withdraw gas out of Bammel, you apply the impact of financial derivatives with the physical gas coming out of the ground. In this situation, we saw really cash prices deteriorate over the quarter as result of the warm winter. Those financial derivatives became in-the-money. It did not make economical sense to withdraw that gas, given: one, lack of demand; and two, we were able to roll that inventory at a higher spread going into next winter and so as a result of that, we just felt like it was prudent to do so. Again, you just didn’t have the consuming market there during that quarter. So from a cash perspective, we realized that $61 million. The physical cost, if you will, is rolled forward into next winter, where we’ve also entered into financial contracts to hedge that gas, as we expect to withdraw it into late this year and early next year.

<Q - Cathleen King>: Okay, thanks for that, Martin. And, also just curious if you guys have had any reverse inquiries as far as interest in the Sunoco gas stations?

<A - Martin Salinas>: Any of what, I’m sorry?

<Q - Cathleen King>: Any, any interest from parties that are interested in the retail business at Sunoco?

<A - Martin Salinas>: Oh yeah, I’m sorry. Sure, we’ve had a lot of inbound calls concerning that business. I would say nothing that has any traction associated with it; however, sure we’ve had a lot inbound calls.

<Q - Cathleen King>: Okay, thanks a lot.

<A - Martin Salinas>: You’re welcome.

Operator

[Operator Instructions]. Our next question comes from the line of Louis Shamie with ZLP. You may proceed.

<Q - Louis Shamie>: Hi, good morning, guys.

<A - Martin Salinas>: Good morning, Louis.

<Q - Louis Shamie>: Martin, I just have a little bit of a follow-up to Cathleen’s question, just the other line item in the storage segment was the, that I think it was a $50 million inventory write-down, but that I think didn’t impact adjusted EBITDA this quarter. Just wondering how that affects the margins that you’re going to eventually collect on that gas when you do sell it and how that works out?

<A - Martin Salinas>: Yes, as I was mentioning Louis, with Cathleen’s question, the inventory that was in the ground, we treat the inventory that goes into Bammel under fair value accounting. So under that, not only do you mark the financial contracts, but you also mark the physical gas in the ground quarter-over-quarter. Again, with the drop in the natural gas prices between December 31st and March 31st, we recorded that fair value loss, if you will, on that inventory. You did pick up on a little bit of that, is that cost does get booked as we withdraw the gas and so in a scenario or an example where you’re injecting new gas and putting on new contracts, you’d lock in that spread on that difference. Here, we’re rolling that cost and locking in an incremental spread on what we would have otherwise realized had we withdrawn that gas. So the spread going into next winter is not as wide as a virgin MMBTU going into the ground, so to speak, but we are seeing a pick-up even when you take that cost of the gas as well as the in-the-money derivatives that we’ve recognized where we’ll withdraw gas next – with this upcoming winter and into next year.

<Q - Louis Shamie>: Okay. So the idea would be with that $0.95 spread that you quoted, so it would be that $0.95 on the 64 Bcf of gas in storage less the $50 million inventory hit, is that what you’re actually going to realize in the EBITDA when you sell that gas? Is that the right way to think about it?

<A - Martin Salinas>: Yes, assuming that the cost of that gas remains constant.

<Q - Louis Shamie>: Okay, thanks. And then the final question I had was just on the Intrastate segment, volumes were off a little bit. I was wondering if you could give a little bit of commentary on the outlook for that business and if we see that turning, if – I mean, I doubt basis can get any worse than what it is now, but if there are any other threats maybe revenue per Mcf transported or anything like that to think about?

<A - Marshall S. McCrea>: Hey, Louis, this is Mackie. What’s a little misleading in those volumes, they are down, but when we withdraw gas out of storage, so that’s transported through our system, predominately to the HPL system to market and so not withdrawing or withdrawing very little volume this winter has really made the volumes, our transport volumes look worse than they were, but you’re correct, things can’t get worse. We have a lot of idle capacity that we –that isn’t worth a whole lot in today’s markets. It’s paid for. It’s – we’re ready to capitalize on that capacity once the spread – basis spread returns either way, whether it’s high in West Texas or low in West Texas, but we are seeing fairly significant volume growth in some areas like West Texas and the Eagle Ford. And we’ll see those volumes creep up the remainder of this year and into 2013.

<Q - Louis Shamie>: Okay. Thank you very much.

<A - Martin Salinas>: Thanks, Louis.

Operator

And we have no further questions at this time. I would now like to turn the call back over to Mr. Martin Salinas for any closing remarks.

Martin Salinas

Thanks, Chris, and thanks everyone for joining us today. Have a good day.

Operator

Ladies and gentlemen, that concludes today’s conference. Thank you so much for your participation. You may now disconnect. Have a great day.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed business combination transaction between Energy Transfer Partners, L.P. (“ETP”) and Sunoco, Inc. (“Sunoco”), ETP plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will contain a proxy statement/prospectus to be mailed to the Sunoco shareholders in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ETP, SUNOCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by ETP and Sunoco through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETP or Sunoco at the following:

Energy Transfer Partners, L.P.	Sunoco, Inc.
3738 Oak Lawn Ave.	1818 Market Street, Suite 1500
Dallas, TX 75219	Philadelphia, PA 19103
Attention: Investor Relations	Attention: Investor Relations
Phone: (214) 981-0795	Phone: (215) 977-6764
E-mail: InvestorRelations@energytransfer.com	Email: SunocoIR@sunocoinc.com

PARTICIPANTS IN THE SOLICITATION

ETP and Sunoco, and their respective directors, executive officers and affiliates, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding directors and executive officers of ETP’s general partner is contained in ETP’s Form 10-K for the year ended December 31, 2011, which has been filed with the SEC. Information regarding Sunoco’s directors and executive officers is contained in Sunoco’s definitive proxy statement dated March 16, 2012, which is filed with the SEC. A more complete description will be available in the registration statement and the proxy statement/prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between ETP and Sunoco, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, and any other statements about ETP, Energy Transfer Equity, L.P. (“ETE”), Sunoco Logistics Partners, L.P. (“SXL”) or Sunoco managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,”

estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory approvals, Sunoco shareholder approval and the satisfaction of other conditions to consummation of the transaction; the ability of ETP to successfully integrate Sunoco’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in the Annual Reports on Form 10-K for the year ended December 31, 2011 filed with the SEC by ETP, ETE, SXL and Sunoco. ETP, ETE, SXL and Sunoco disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.